EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2016	2015
Income from continuing operations before income taxes (1)	$7,348	$10,854

Add: fixed charges, excluding capitalized interest	1,241	1,085

Income as adjusted before income taxes	$8,589	$11,939

Fixed charges:
Interest expense	$904	$747
Capitalized interest	3	(1)
Portion of rental expense representative of interest	337	338

Total fixed charges	$1,244	$1,084

Ratio of income from continuing operations to fixed charges	6.90	11.02

(1)         Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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